                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

            __________________________________________

                           SCHEDULE 13D
                         Amendment No. 2
            Under the Securities Exchange Act of 1934



                    Frisch's Restaurants, Inc.
_________________________________________________________________
                         (Name of Issuer)



               Common Stock, No par value per share
_________________________________________________________________
                  (Title of Class of Securities)


                             35874810
_________________________________________________________________
                          (CUSIP Number)


                      Gary P. Kreider, Esq.
                   Keating, Muething & Klekamp
                One East Fourth Street, 18th Floor
                      Cincinnati, Ohio 45202
                          (513) 579-6411
_________________________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                          August 5, 1996
_________________________________________________________________
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with this statement [ ].




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CUSIP NO. 35874810                13D         Page 2 of 4 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Mr. Jerry L. Ruyan -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]

                                                          (b)   [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

                          -0-
   NUMBER OF
     SHARES      8  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH                443,600
   REPORTING
  PERSON WITH
                 9  SOLE DISPOSITIVE POWER


                         348,000

                10  SHARED DISPOSITIVE POWER

                           -0-
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              443,600

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.5%

 14  TYPE OF REPORTING PERSON*
        IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 35874810                13D          Page 3 of 4 Pages

  1  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Barry S. Nussbaum -- ###-##-####


  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)   [X]

                                                          (b)   [ ]

  3  SEC USE ONLY


  4  SOURCE OF FUNDS*

        PF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                      [ ]


  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen

                 7  SOLE VOTING POWER

                          -0-
   NUMBER OF
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH                 443,600
   REPORTING
  PERSON WITH
                 9  SOLE DISPOSITIVE POWER

                           95,600

                10  SHARED DISPOSITIVE POWER

                           -0-
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             443,600

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.5%

 14  TYPE OF REPORTING PERSON*
        IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D ("Amendment") is filed solely to revise Item 4 of Schedule 13D.

Item 4    Purpose of Transaction.

     On August 9, 1996, Messrs. Ruyan and Nussbaum filed a preliminary proxy statement with the Securities and Exchange Commission relating to the 1996 Annual Meeting of Frisch's Restaurants, Inc. Messrs. Ruyan and Nussbaum intend to solicit proxies for the Annual Meeting.

     Pursuant to the preliminary proxy statement, Messrs. Ruyan and Nussbaum have proposed a slate of four persons,which will include them, to serve as directors of the Company. They have also proposed:

     (1)  An amendment to the Code of Regulations of Frisch's
Restaurants, Inc. to provide for the elimination of the classified Board of Directors of the Company and to provide that all directors be elected annually for one-year terms; and

     (2)  An amendment to the Code of Regulations of Frisch's
Restaurants, Inc. to require that a majority of the directors of the Company and of each committee of the Board of Directors be non-management directors.


Dated:  August 13, 1996         *
                              _____________________________
                              Jerry L. Ruyan



                                *
                              _____________________________
                              Barry S. Nussbaum



                               *By:  Gary P. Kreider
                              _____________________________
                                   Gary P. Kreider
                                   Attorney-in-Fact